SOLARFUN AWARDED THREE PV MODULE CONTRACTS
TOTALLING 12.65 MW IN CHINA

SHANGHAI, January 11, 2010 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (Nasdaq:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic, or PV, cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has entered into three contracts to supply 12.65MW PV modules to projects in China. The first contract was with Xuzhou Xie Xin PV Power Co., Ltd. to supply 10 MW PV modules for a project based in Xuzhou City, Jiangsu Province. These modules were delivered during the fourth quarter of 2009. The other two contracts totaling 2.65 MW are for a government funded project in Anhui Province.  Solarfun was one of four companies that won the bid to participate in the 15 MW project funded by Anhui Province. The modules are expected to be delivered during 2010.  The project is subject to further government approval and financing.  Certain commercial terms of the contracts are subject to further negotiation and adjustment.

Peter Xie, President of Solarfun, commented, “We are pleased to be one of the participants in the development of solar projects in Anhui Province and Jiangsu Province. We continue to believe that renewable energy such as solar power will play a significant role in China’s efforts to meet the growing needs for electricity, and as a means to address climate change.”

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ( Registration No. 333-152005) filed on July 14,2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.
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For further information, please contact:

 Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86-21-26022833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

    Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com